UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant To

Regulation A of the Securities Act of 1933

For the fiscal year ended December 31, 2022

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

2

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Company makes statements in this Annual Report on the Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that the Company expresses or implies in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on Company operations and future prospects include, but are not limited to:

●	the Company’s ability to effectively deploy the proceeds raised in the offering of its Units as contemplated by the Offering Circular dated March 6, 2023, as amended and/or supplemented from time to time (the “Offering Circular”), which may be accessed here, and may be updated from time to time by our future filings under Regulation A;
●	the Company’s ability to effectively deploy the proceeds raised in this offering;
the Company’s ability to attract and retain investors to the investment portal on the RootsCom portal;
●	risks associated with breaches of data security;
●	changes in economic conditions generally and the real estate and securities markets specifically;
●	expected rates of return provided to investors;
●	the Company’s ability to retain and hire competent individuals who will provide services to the Company and appropriately staff its operations;
●	legislative or regulatory changes impacting our business or assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);
●	changes in business conditions and the market value of assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if investments fail to perform as expected;
●	the Company’s ability to implement effective conflicts of interest policies and procedures among various real estate investment opportunities;
●	the Company’s ability to access sources of liquidity when it needs to fund redemptions of Units in excess of the proceeds from the sales of Units in the continuous offering and the consequential risk that the Company may not have the resources to satisfy redemption requests;
●	the Company’s failure to maintain its status as a REIT;
●	the Company’s compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, or the Advisers Act, the Investment Company Act and other laws; and
●	changes to U.S. generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. Investors are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1. Business

The Company

The Company’s purpose is to create a real estate investment portfolio, leveraging professional real estate expertise with technology, scale, and local market insights to generate attractive returns for its Members and unique opportunities and value to the communities that it serves. The Company began substantive operations in May 2021.

Roots Real Estate Investment Community I, LLC (the “Company”)1 was formed on December 8, 2020, as a Georgia limited liability company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in single family and multifamily residential real estate properties and development projects. Initially, the Company has targeted real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the State of Georgia that has value-add potential. However, the Company may also invest in other major MSAs across the United States. The Company believes that its targeted properties and geographies have displayed strong performance and are expected to be well positioned to see continued healthy rent growth and value appreciation moving forward. While the Company intends primarily to continue to invest in the targeted properties and target geographies outlined above, it may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities that meet its investment guidelines. The Company may make its investments through majority-owned or wholly-owned subsidiaries, and it may acquire minority interests or joint venture interests in subsidiaries. Additionally, affiliates of the Company may be interest holders in the joint ventures and subsidiaries in which the Company holds a majority or minority interest, which could cause potential conflicts of interests.

The Company is externally managed by Roots REIT Management, LLC, a Georgia limited liability company (the “Manager”) which is a wholly owned subsidiary of the sponsor, Seed InvestCo, LLC, a Georgia limited liability company (the “Sponsor”). The Manager manages the Company’s day-to-day operations, including providing advisory and acquisition services (including performing due diligence on the Company’s investments), offering services, asset management services, marketing and advertising services, accounting and other administrative services, Member services, financing services, and disposition services, among others. In addition, a team of real estate professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in the Company’s operating agreement.

The Manager also manages and operates an online investment portal and educational community that allows investors to become equity holders in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the investment portal on the RootsCom website, investors can view details of an investment in RootsCom and sign legal documents online. This portal also allows tenants of the Company’s real estate assets unprecedented ways to engage with the community and the indirect owners of their residence. The primary mission of the Company is to create attractive returns while making a significant positive impact in the lives of the human beings who invest in, provide to, and rent from the Company, as well as on the communities that it serves.

The Company is offering through the RootsCom Platform, www.investwithroots.com, a maximum of $75,000,000 of units of membership interests (“Units”) to the public on a “best efforts” basis at the current NAV price per Unit of $20, and on the terms and conditions described herein and, in the Company’s operating agreement. When the Units are offered to the public on a “best efforts” basis, the Company is only required to use its best efforts to sell Units. The Sponsor currently owns one thousand five hundred (1,500) Units. No party, including the Manager, has a firm commitment or obligation to purchase any additional Units. Upon formation, the Company issued 500 Units to the Sponsor for a nominal $1,000, and subsequently, the Company sold $4,500,073 of Units, for a total of 45,490.73 Units, through a private placement offering at a price of $100 per Unit, which was the initial offering price before the NAV price per Unit of $108 was established, and the Company sold $1,996,800 of Units for a total of 18,488.89 Units pursuant to the same private placement at the initial NAV price per Unit of $108. As of December 31, 2022, the aggregate Units outstanding totaled approximately 82,169, for total net offering proceeds of approximately $8,546,232.

1 The use of the terms “RootsCom,” “Company,” “Roots,” “the REIT,” “we,” “us,” or “our” in this Annual Report refer to Roots Real Estate Investment Community I, LLC, unless the context indicates otherwise.

4

Employees

As of December 31, 2022, no employees were employed by the Company. The Company does not currently intend to hire any employees who will be compensated directly by the Company. Certain of the executive officers of the Sponsor also serve as executive officers of the Manager. Each of these individuals, and other employees of the Sponsor, receives compensation for his or her services, including services performed for the Company on behalf of the Manager, from the Sponsor. As executive officers and/or employees of the Manager and/or Sponsor, these individuals will manage the Company’s day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although the Company will indirectly bear some of the costs of the compensation paid to these individuals, through fees the Company pays to the Manager or reimbursement for specific duties done by their employees that are directly related to the business operations of the Company, the Company does not intend to pay any compensation directly to these individuals.

Investment Strategy and Market Opportunity

The Company’s investment strategy is to acquire and manage a portfolio consisting primarily of single family and multifamily residential real estate investments. The Company targets real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the State of Georgia that has value-add potential. However, the Manager may also invest in other major MSAs across the United States. The Manager believes that the Company’s targeted properties and geographies have displayed strong performance and are expected to be well positioned to see continued healthy rent growth and value appreciation moving forward. While the Manager intends primarily to continue to invest in residential real estate in the Atlanta MSA, it may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities that meet its investment guidelines. The Company may make its investments through wholly- or majority-owned subsidiaries, and it may acquire minority interests or joint venture interests in subsidiaries.

The primary business purpose of Roots Real Estate Investment Community I, LLC, a Georgia limited liability company (“RootsCom”, the “Company”, “we”, “our”, “us”), is to leverage professional real estate expertise and experienced business management with technology, scale, and local market insights to generate attractive returns for its Members and the future members of RootsCom and unique opportunities and value to the communities that it serves. The Manager’s and/or Sponsor’s employees, officers and management personnel will be responsible for the general oversight, administration and implementation of RootsCom, as well as identifying, selecting and procuring targeted assets for the RootsCom portfolio.

RootsCom is a “Commercially Motivated, Community Inspired” real estate fund. We want to create attractive returns while making a significant positive impact on the lives of the human beings who invest in, provide to, and rent from the Company, as well as on the communities that it serves.

5

The Manager targets real estate in the Atlanta MSA that has value-add potential, however, the Manager is not limited to searching only in the Atlanta MSA. The general concept of a metropolitan statistical area is that of a core area containing a substantial population nucleus, together with adjacent communities having a high degree of economic and social integration with that core.2 Currently delineated metropolitan statistical areas are based on application of 2010 standards (which appeared in the Federal Register on June 28, 2010) to 2010 Census and 2011-2015 American Community Survey data, as well as 2018 Population Estimates Program data.3 Current metropolitan statistical area delineations were announced by the United States Office of Management and Budget (“OMB”) effective March 2020.4 The Atlanta MSA consists of four (4) principal cities: Atlanta, Sandy Springs, Alpharetta, and Marietta, and twenty-nine (29) counties: Barrow, Bartow, Butts, Carroll, Cherokee, Clayton, Cobb, Coweta, Dawson, DeKalb, Douglas, Fayette, Forsyth, Fulton, Gwinnett, Haralson, Heard, Henry, Jasper, Lamar, Meriwether, Morgan, Newton, Paulding, Pickens, Pike, Rockdale, Spalding and Walton.5

The Manager intends to acquire the properties, facilitate the necessary renovations, repairs, upgrades and/or capital expenditures, as applicable per property, obtain or retain, as applicable, renters, get a third-party certified real property appraisal, and then sell and/or transfer such properties to the Company at or below the appraised fair market value. The Manager may forego payment for up to five percent (5%) of the value of each property in exchange for equity in the Company. The Company’s Members will get the benefit of rental income and portfolio appreciation. The Company’s intention is to hold each asset for as little as one (1) and as many as five (5) years, however market conditions will determine if and when the Company can sell each of its assets. The Company also intends to utilize 1031 exchanges wherever possible when certain assets are liquated. “Final” liquidation will occur when a 1031 exchange is either not able, or not chosen, to be utilized.

2 https://www.census.gov/programs-surveys/metro-micro/about.html

3 Id.

4 Id.

5 United States Office of Management and Budget Bulletin No. 20-01.

6

The Company will loan proceeds from this Offering to the Manager to facilitate the acquisitions of the properties, at an interest rate of six percent (6%) per annum, with reasonable repayment terms.

The Manager will also receive a set monthly fee out of rents payable to the Company to fund repairs and maintenance for each property. The Company will not have to bear the financial responsibility of unexpected repairs and maintenance above and beyond this set monthly fee out of rents payable, which will allow RootsCom to have greater predictability and consistency with respect to cash flow per property. The Manager will be responsible for the coordination and implementation of such repairs and maintenance and the payment for any repairs and maintenance that exceed the monthly fee received out of rents payable.

The Sponsor, and the Manager’s management team, has invested side-by-side with the RootsCom Members, so that there is both a shared common interest in attractive investment returns and a contribution to the wellbeing of the communities where the real estate assets are located.

Almost forty-five million (45,000,000) American households are currently renting.6 The median income for a family who rents in the State of Georgia is $40,524, and the average rent, according to the Prosperity Now report is $1,050, but that was in 2018.7 Average rents are now up well over $1,200 and rising. The average renting family has less than $650 in savings, so less than half a month’s rent. Most people in this category have not, and will never have the chance to actually own their own home or invest in real estate. RootsCom plans to open the doors to real estate investment to these residents and thousands of other “non-accredited” individuals who have never had the opportunity to own real estate, not even their own homes.

RootsCom intends to incentivize our renters (the “Residents”) to care for each rental property as if it was their own by providing unique financial incentives in the renter’s lease that will be tied directly to the Resident renter partnering with the Company to take care of the property and proving, on a quarterly basis, that they are living in it like they own it. This program is called “Live in it Like You Own It” and is an essential aspect of the overall business model. We believe it will enhance both the lives of our residents, and the long-term values of the properties. The Company believes that homeownership does not have to be defined by “owning the home you live in.” It can be expanded to “Living In It Like You Own It.” The Company has also coined the term “Rentership” in relation to this concept.

The share of middle-income renters paying more than 30% of income for housing has steadily risen.8 The largest jump has been among renters earning $30,000 – $44,999 annually, with their cost-burdened share up 5.4% in 2011–2018, to 55.7%.9 The increase among households earning $45,000 – $74,999 is nearly as large at 4.3%, to a share of 27%.10 While occurring across the country, the growing incidence of cost burdens among middle-income renters is most apparent in larger, high-cost metropolitan areas.11

6 U.S. Households: Renters and Owners, National Multifamily Housing Council, https://www.nmhc.org/research-insight/quick-facts-figures/quick-facts-resident-demographics/renters-and-owners/.

7 Cost of Living Report, Georgia, Prosperity Now Scorecard, https://scorecard.prosperitynow.org/reports#report-state-cost-of-living.

8 American’s Rental Housing 2020, Joint Center for Housing Studies of Harvard University, https://www.jchs.harvard.edu/sites/default/files/reports/files/Harvard_JCHS_Americas_Rental_Housing_2020.pdf, at page 4.

9 Id.

10 Id.

11 Id.

7

The Atlanta MSA statistics show a population of over 6 million people, with a median age of 36.8 years old, with almost 75% of those people of legal renting age (18 years of age or older).12 Approximately 42% of those people fall within the age range of 20 years old and 49 years old (evenly split between each decade of age).13

The total number of households is over 2.1 million, and the number of “housing units” is over 2.3 million, and roughly 35% of these units are renter-occupied.14 The median household income in the Atlanta MSA is $71,742, with 35% of households making $100,000 or greater, and the per capital income is $37,331.15 As previously mentioned, the median income of households that rent is approximately $40,500. Based on inflation since the previously cited report, it is estimated that current income of renting households in 2022 is approximately $44,500 and average rent in the Atlanta MSA is approximately $1,250 outside the City of Atlanta and considerably more in the city limits.

RootsCom sets aside a special reserve account for each Resident. The reserve account is held by the Company as an incentive for the Resident to take good care of the property while they are in it. RootsCom offers each Resident rental rebates in exchange for paying their rent on time, taking care of the property, being a good neighbor, and doing quarterly virtual inspections demonstrating that the home has no more than ordinary wear and tear. These rebates are placed in the Resident’s reserve account and will earn 5% annual interest for so long as they are held by the Company. The Resident will be able to earn the rebates and interest to build an account that can be, at the option of the Resident, converted into equity in RootsCom, ultimately providing a way for the Resident to own real interest in real estate investments and build long term wealth for themselves and their families. The Manager will pay for all standard maintenance and any repairs, as well as home-related expenses, such as real estate taxes and property insurance. The residents get to enjoy the home like they own it, and with RootsCom’s unique financial incentives, save money along the way. RootsCom also believes they will benefit from lower maintenance and repair costs and a lower tenant turnover due to the symbiotic relationship, contributing to great investment returns for all Members. RootsCom will help renters feel like owners.

12 Census Reporter: https://censusreporter.org/profiles/31000US12060-atlanta-sandy-springs-alpharetta-ga-metro-area/

13 Id.

14 Id.

15 Id.

8

Over the period of time from June 1, 2021 through December 31, 2021, the Manager tested the “Live in it Like You Own It” model on properties with an average of 60 residential doors. The results of that test showed that almost 80% of the Residents were fully engaged and earned their Rental Rebates over that time frame.

The Company seeks to earn above market rates of return for its Investors, while also positively impacting the community. To achieve this goal, the Manager is guided by an investment strategy that focuses on:

●	A unique approach to purchasing real estate that allows purchasing assets under market value;
●	Part of the Company’s strategy is to look for undervalued assets in inefficient markets;
●	Acquiring assets at a discount to their intrinsic value;
●	Utilizing event driven sales to create value for sellers and investors;
●	Actively managing the assets to create value for the Investors; and
●	Having Residents who are active participants in their properties, earning rental credits for living in them like they own them, and being responsible for helping care for the property. The Company believes this will drive less tenant turnover, which saves significant costs, and drives higher appreciation value based on a better cared for property.

When evaluating acquisitions, the Manager conducts a detailed analysis of the property as well as other factors. If a property substantially meets the investment criteria, given economic, market, and other circumstances, the Manager will pursue it further if it believes it is well positioned to compete for it. Because in most scenarios the Manager does not require traditional financing to purchase properties and can pay cash and close quickly, it believes it will be in an advantageous position to purchase at attractive prices. The Manager believes it has positive working relationships with many industry participants, including banks, prospective sellers, and financing sources, which enable it to become aware of acquisition opportunities. The Manager takes the front-end purchasing risks, and no property is offered to the Company for purchase until it is fully tenanted and producing a minimum acceptable cashflow from rents. This substantially lowers the Company’s and the Members’ risk as it relates to early vacancy and unexpected repairs, and results in more consistent returns overall.

9

The Company holds a portfolio asset until it determines that the sale of such property is advantageous in view of the Company’s investment objectives. In deciding whether to acquire or sell a portfolio asset, the Manager may consider factors such as potential capital appreciation, net cash flow, tenant credit quality, rental rates, potential use of sale proceeds and federal income tax considerations. In evaluating a particular portfolio asset, the Manager may consider a variety of factors, including:

●	Geographic area and demographic characteristics of the community, as well as the local real estate market;
●	Purchase price;
●	Availability of funds or other consideration for the proposed acquisition and the cost thereof;
●	Quality of construction and design and the current physical condition of the property;
●	Terms of any existing leases;
●	Amount of rent to be paid by tenants as compared to market rates; and
●	Ability of current tenants to pay the amount of rent needed to assure an acceptable return.

In line with the Company’s policies, RootsCom does not believe in displacing current residents who have been good tenants simply because they are unable to pay an increased rent that may be needed to drive a return acceptable to the Company. Therefore, the Company has partnered with a 501(c)(3) entity that is able to provide “Rental Assistance” and more to individual tenants who show a significant need for such assistance for specific periods of time. A resident tenant who indicates he or she cannot pay the full new rent needed, and fills out an application for rental assistance that clearly indicates that they, for any number of reasons, cannot cover the additional rent, may be eligible for short or long term assistance from the 501(c)(3) entity. If approved the entity pays the amount of rental assistance, they are approved for to the Company directly and, as a result of that assistance and the rent paid by the Resident, the company is paid in full on the rental amount each month. RootsCom is in the business of “humans helping humans” and is built to combine the attributes of a real estate investment, including recurring cash flow, asset appreciation, and tax benefits, to achieve an attractive investment while making an immediate and long-term positive impact on the communities we invest in. RootsCom is “Real Estate Reimagined.”

Through the “Rentership” and “Rental Assistance” programs, the Company believes that it will retain more tenants who take better care of their residence, thereby increasing the overall returns of the properties in the Company, and potentially have a positive impact on the community the home is located in.

Acquisitions

In 2022, the Company acquired the following twenty (20) curated properties from the Sponsor, through the purchase of twenty (20) single asset limited liability companies wholly-owned by the Sponsor:

Property Address:	4279 Rue Saint Michel, Stone Mountain, GA 30083
Description:	This 2,436 square foot split level home was built in 1971 and has 5 bedrooms and 4.5 bathrooms and sits on approximately 0.3 acres.
Purchase Price by Roots:	$355,000 cash purchase
Current Market Value:	$357,000

Property Address:	1701 Atherton Circle, Decatur, GA 30035
Description:	This 2,587 square foot ranch-style brick home was built in 1965 and has 6 bedrooms and 3 bathrooms. The lot is approximately 0.3 acres.
Purchase Price by Roots:	$370,000 cash purchase
Current Market Value:	$393,000

Property Address:	895 Scott Lane SW, Marietta, GA 30008
Description:	This 2,500 square foot split level home was built in 1960, and consists of 4 bedrooms and 3 bathrooms.
Purchase Price by Roots:	$367,000 cash purchase
Current Market Value:	$378,000

Property Address:	2542 Melinda Drive NE, Atlanta, GA 30345
Description:	This 2,014 square foot split level home was built in 1961. It contains 4 bedrooms and 2 bathrooms and sits on 0.6 acres.
Purchase Price by Roots:	$480,000 cash purchase
Current Market Value:	$550,000

Property Address:	3675 Charles Drive, East Point, GA 30344
Description:	This 2,403 square foot home was built in 1965 and is located in the Carriage Colony subdivision of East Point, GA. It consists of 4 bedrooms and 3 bathrooms and sits on a 0.402 acre lot.
Purchase Price by Roots:	$335,000 cash purchase
Current Market Value:	$359,000

10

Property Address:	1488 Devon Mill Way, Austell, GA 30168
Description:	This 1,928 square foot split level home was built in 1988 and has 4 bedrooms and 3 bathrooms and sits on approximately 0.2 acres.
Purchase Price by Roots:	$310,000 cash purchase
Current Market Value:	$329,000

Property Address:	4613 Battle Court, Kennesaw, GA 30144
Description:	This 1,056 square foot home was built in 1971 and has 3 bedrooms and 2 bathrooms and sits on approximately 0.27 acres.
Purchase Price by Roots:	$230,000 cash purchase
Current Market Value:	$240,000

Property Address:	4407 Kimball Road, SW Atlanta, GA 30331
Description:	This 1,326 square foot split level home was built in 1964 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.26 acres.
Purchase Price by Roots:	$280,000 cash purchase
Current Market Value:	$284,000

Property Address:	6679 Angels Lane, Tucker, GA 30084
Description:	This 3,391 square foot ranch-style brick home was built in 1980 and has 6 bedrooms and 4 bathrooms. The lot is approximately .44 acres.
Purchase Price by Roots:	$445,000 cash purchase
Current Market Value:	$465,000

Property Address:	434 Forrest Avenue, Fayetteville, GA 30214
Description:	This 3,862 square foot split level home was built in 1978. It contains 5 bedrooms and 5 bathrooms and sits on 2.71 acres.
Purchase Price by Roots:	$360,000 cash purchase
Current Market Value:	$490,000

Property Address:	2368 Ripplewater Drive, Atlanta, GA 30316
Description:	This 3,560 square foot home was built in 1940 and consists of 4 bedrooms and 2 bathrooms and sits on a 0.50 acre lot.
Purchase Price by Roots:	$440,000 cash purchase
Current Market Value:	$475,000

Property Address:	645 Britt Road, Mableton, GA 30126
Description:	This 1,700 square foot home was built in 1979 and has 4 bedrooms and 3 bathrooms.
Purchase Price by Roots:	$255,000 cash purchase
Current Market Value:	$285,000

Property Address:	2545 Walton Way, Marietta, GA 30060
Description:	This 1,250 square foot home was bult in 1957 and has 4 bedrooms and 2 bathrooms.
Purchase Price by Roots:	$205,000 cash purchase
Current Market Value:	$235,000

11

Property Address:	1626 Mayflower Ave, Atlanta, GA 30311
Description:	This 2,216 square foot split level home with tiny home in back was built in 1945 and has 4 bedrooms and 3 bathrooms and sits on approximately 0.24 acres.
Purchase Price by Roots:	$395,000
Current Market Value:	$415,000

Property Address:	23 Bisbee Avenue, Atlanta, GA 30315
Description:	This 1,700 square foot split level home was built in 1950 and has 3 bedrooms and 2 bathrooms. The lot is approximately .17 acres.
Purchase Price by Roots:	$315,000
Current Market Value:	$333,000

Property Address:	1226 Coronada Drive, Lawrenceville, GA 30043
Description:	This 3,914 square foot home was built in 1974. It contains 5 bedrooms and 3 bathrooms and sits on .70 acres.
Purchase Price by Roots:	$365,000
Current Market Value:	$478,500

Property Address:	3992 Egypt Road, Snellville, GA 30039
Description:	This 2,111 square foot home was built in 1981 and has 4 bedrooms and 3 bathrooms. It currently sits on 1.17 acres.
Purchase Price by Roots:	$350,000
Current Market Value:	$360,000

Property Address:	596 Birchwood Road SW, Marietta, GA 30060
Description:	This 9,060 square foot home was built in 1963 and has 8 bedrooms and 4 bathrooms.
Purchase Price by Roots:	$330,000
Current Market Value:	$390,000

Property Address:	2911 Mountain Breeze Road, Marietta, GA 30064
Description:	This 1,648 square ft home was built in 1972 and has 3 bedrooms and 2 bathrooms.
Purchase Price by Roots:	$210,000
Current Market Value:	$300,000

Property Address:	865 East Ave. Scottdale, GA 30079
Description:	This 2,201 square foot split- level home was built in 1970. It contains 3 bedrooms and 2 bathrooms and sits on .20 acres.
Purchase Price by Roots:	$315,000
Current Market Value:	$340,000

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Investment Objectives

The Company’s investment objectives are:

●	to pay attractive and consistent cash distributions; and
●	to preserve, protect, increase and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.

Competition

Although we believe our investment strategy is differentiated by our “Live In It Like You Own It” Resident management focus, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We have risks and uncertainties that could affect us and our business, as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our offering Circular dated March 6, 2023, as amended and/or supplemented from time to time (the “Offering Circular”), which may be accessed here and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Units.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A.

Overview

Roots Real Estate Investment Community I, LLC, a Georgia limited liability company (the “Company”, “we”, “our”, “us”, or “RootsCom”), was formed on December 8, 2020 for the purpose of finding and acquiring residential real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that has value-add potential; however, the Manager (defined below) is not limited to searching only in the Atlanta MSA. Substantially all the Company’s business is managed by Roots REIT Management, LLC, a Georgia limited liability company (the “Manager”).

On May 27, 2022, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $75,000,000 of the Company’s units of membership interests (“Units”), for an initial price of $110.00 per unit.

A maximum of $75,000,000 of the Company’s Units may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of Units. The Manager is a wholly-owned subsidiary of our sponsor, Seed InvestCo, LLC (the “Sponsor”). The Sponsor received 500 Units for $1,000 in exchange for organization and formation costs incurred on behalf of the Company. Prior to the offering statement being qualified by the SEC, the Company sold approximately 44,791, 18,489, and 455 Units at a price of $100.00, $108.00, and $110.00 per unit, respectively, for a total of approximately $6,526,000. The Offering was qualified on June 21, 2022. Between June 22, 2022 and December 31, 2022, the Company sold approximately 200, 2,561, 9,163, and 8,355 Units at a price of $100.00, $110.00, $112.00, and $115.00 per unit, respectively, for a total of approximately $2,289,000. In aggregate, the Sponsor purchased approximately 1,008, 631, 29, and 29 Units at a price of $100.00, $108.00, $110.00, and $112.00 per unit, respectively, for a total of $176,386.

Our Investments

During the year ended December 31, 2022, the Company acquired twenty (20) properties located in the Atlanta MSA for an aggregate purchase price of $6,746,919. During the year ended December 31, 2021, the Company acquired three (3) properties located in the Atlanta MSA for an aggregate purchase price of $2,667,884.

Liquidity and Capital Resources

Proceeds from Units sold in the Offering have been, and will continue to be, primarily used for property acquisitions and capital expenditures.

We may selectively employ leverage to enhance total returns to our Members through a combination of senior financing and other financing transactions. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis.

In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company’s real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by the Company. Inflation risk is the risk that rising prices could increase the Company’s operating expenses and impact residents.

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Distributions

To date, the Manager declared quarterly distributions of $1.50 per Member unit for Members of record as of September 30, 2021, December 31, 2021, March 31, 2022, June 30, 2022, September 30, 2022, and December 31, 2022.

For the year ended December 31, 2022, distributions in the amount of $423,001 have been declared, of which $293,382 have been reinvested, $68,287 were paid, and the remainder was accrued and included in distributions payable in the accompanying consolidated financial statements. For the year ended December 31, 2021, distributions in the amount of $86,091 were declared, of which $27,212 were paid, and the remainder was accrued and included in distributions payable in the accompanying consolidated financial statements. We expect that distributions declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any future distributions by the Company will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow.

Member Unit Redemptions

We have adopted a redemption plan whereby, on a quarterly basis, a Member may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice for any reason, including to protect our operations and our non-redeemed Members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

For the year ended December 31, 2022, the Company redeemed a total of approximately 67 and 2,278 Units at a price of $112.00 and $115.00, respectively, for a total of approximately $269,000. For the year ended December 31, 2021, the Company did not redeem any Units.

Sources of Operating Revenues and Cash Flows

Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.

We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.

Cash Flows from Operating Activities

For the years ended December 31, 2022 and 2021, net cash provided by operating activities was $399,707 and $34,367, respectively. For the year ended December 31, 2022, net cash flow from operating activities increased primarily due to an increase in net income, depreciation and amortization and offset by a decrease in liabilities.

Cash Flows from Investing Activities

For the years ended December 31, 2022 and 2021, net cash used in investing activities was $7,486,826 and $3,060,000, respectively. For the year ended December 31, 2022, net cash used in investing activities increased due to the acquisition of twenty properties purchased during the period.

Cash Flows from Financing Activities

For the years ended December 31, 2022 and 2021, net cash provided by financing activities was $6,854,477 and $3,725,495, respectively. For the year ended December 31, 2022, net cash provided by financing activities increased due to proceeds from the mortgage loan payable and proceeds from issuance of Units.

15

Results of Operations

Refer to our Consolidated Statements of Operations in our consolidated financial statements.

For the year ended December 31, 2022, we had net income attributable to Roots Real Estate Investment Community I, LLC in the amount of $243,659. This was driven by rental income from acquired properties and interest income from a related party offset by operating expenses, depreciation and interest expense.

Based on a comparison of the years ended December 31, 2022 versus 2021, total revenues increased by $605,157 and operating expenses increased by $319,154. Nonoperating expense increased by $80,431, which was primarily attributable to related party interest income offset by depreciation and interest expense.

We expect that rental income, operating and maintenance, property management fees, real estate taxes and insurance, general and administration, depreciation and interest expense will increase as we continue to acquire additional properties.

Outlook and Recent Trends

During the year ended December 31, 2022, financial markets and interest rates fluctuated significantly, with rates continuing to climb. The residential real estate market cooled off a bit and we anticipate this will continue as rates continue to rise and median home prices have peaked in the short term. Management believes that our unique, disciplined acquisition process will allow us to continue to access properties in our market at below market pricing and allow us to continue to execute on our value-add strategy of building a real estate investment opportunity that delivers to our investors and our Residents.

Critical Accounting Policies

See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.

Off-Balance Sheet Arrangements

As of December 31, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding Related Party Arrangements, please see Note 5 in the accompanying consolidated financial statements below.

Recent Developments

Between December 31, 2022 and May 1, 2023, the Company sold approximately 21,212 Units for a total of approximately $2,482,000. The Company redeemed approximately 690 Units for a total of approximately $82,000. As of May 1, 2023, aggregate Units outstanding totaled approximately 102,691, for total net offering proceeds of approximately $10,946,000.

Through June 30, 2023, the per Unit purchase price for the Units will be $120.00 per Unit, which is equal to the NAV per Unit calculated at the end of the first quarter of 2023. Thereafter, within approximately 30 days after the end of the prior fiscal quarter, or as soon as practical thereafter, the per Unit purchase price will be adjusted and will equal the NAV per Unit calculated as of the close of business on the last day of the prior fiscal quarter. For example, on or about July 15, 2023, the Manager will announce the NAV per Unit calculated as of the close of business on June 30, 2023, on our website, www.investwithroots.com, and will update the per Unit purchase price to reflect the new NAV per Unit, which will be reflected in an offering circular supplement filed with the SEC. Any investments made at any time will be at the published price of the NAV per Unit on the day the Subscription Agreement is signed.

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Item 3. Directors and Managers

Our Manager

The Company operates under the direction of the Board of Managers (the “Board”), which is currently composed of a single Manager, Roots REIT Management, LLC, a Georgia limited liability company, which is a wholly-owned subsidiary of our sponsor, Seed InvestCo, LLC, a Georgia limited liability company (“Manager”). Our Sponsor and our Manager are currently controlled and managed by Daniel Dorfman and Larry Dorfman. The Manager manages the Company’s day to day operations, including providing investment advisory and acquisition services (including performing due diligence on the Company’s investments), offering services, asset management services, marketing and advertising services, accounting and other administrative services, Member services, financing services, disposition services, and manages the RootsCom Platform, among others. In addition, the Manager will make all the decisions regarding the selection, negotiation, financing and disposition of the Company’s investments.

The Company will follow investment guidelines adopted by the Manager and the investment and borrowing policies set forth in the Offering Circular unless they are modified by the Manager. The Manager may establish further written policies on investments and borrowings and will monitor the Company’s administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The Manager may change the Company’s investment objectives at any time without approval of investors.

The Manager performs its duties and responsibilities pursuant to the Company’s operating agreement (the “Company Operating Agreement”) and the property management agreement entered into by us and the Manager effective as of September 15, 2022. The Company has agreed to limit the liability and to indemnify the Manager (and certain other persons accorded such limited liability and indemnification by the Manager, in its sole discretion) against certain liabilities.

Executive Officers of our Sponsor and Manager

Seed InvestCo is led by a management team of professionals who together have extensive experience in real estate and company management. These professionals also serve as the executive officers of the Manager.

Name of Executive	Age	Position	Term of Office
Daniel Dorfman	35	Manager of Sponsor Principal Executive Officer of Manager	Since inception.
Larry Dorfman	67	Manager of Sponsor Principal Financial Officer of Manager	Since inception.
Scott Jacobsen	34	Chief Operating Officer of Manager	March 2021
Mel Myrie	51	Chief Financial Officer of Manager	June 2021

Daniel Dorfman, Manager of Sponsor, Principal Executive Officer of Manager

In 2012 Daniel and his wife, Rosanne, created a real estate community where they could help everyday people better understand how to buy their first home, or to upgrade to their last, and along the way they have been committed to leveraging their business and the relationships they have built to help the communities they serve. A portion of all of their commissions have gone to different local charities around the markets they, and their clients, work and live in. They have helped lead over 50 syndicated real estate transactions, and managed the properties in each of those over the last 8 years.

Larry Dorfman, Manager of Sponsor, Principal Financial Officer of Manager

Larry founded APCO Holdings, Inc, one of Atlanta’s Top 100 privately held companies. He started the company in 1984 with five other people and they grew it to an organization of over 560 team members with a valuation of almost a billion dollars. Along the way they took the company public on NASDAQ in 1988, sold it to Ford Motor Company in 1999, bought it back with the rest of management and an equity firm in 2007, and did another significant transaction to another equity group in 2014. Larry stepped down as Chairman/CEO in mid-2019 to focus on family and charitable work.

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Scott Jacobsen, Chief Operating Officer of Manager

Scott graduated from the University of South Carolina and was employed shortly thereafter by APCO Holdings, Inc where he quickly developed into an expert operations and implementation manager. His last 5 years at APCO he was a National Program Manager building and launching new products across the U.S.

Mel Myrie, Chief Financial Officer of Manager

Mel has 20+ years in the finance and accounting industry. Just prior to joining the Company, Mel was managing a team of 30 accounting professionals for a company with a multi-billion dollar real estate portfolio.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. As described above, certain of the executive officers of our Sponsor also serve as executive officers of our Manager. Each of these individuals, and other employees of our Sponsor, receives compensation for his or her services, including services performed for us on behalf of our Manager, from the Sponsor. As executive officers and/or employees of our Manager and/or Sponsor, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager or reimbursement for specific duties done by their employees that are directly related to the business operations of the Company, we do not intend to pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular.

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Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our Units as of December 31, 2022 for each person or group that holds more than 5% of our Units, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our Units has sole voting and disposition power with regard to such Units.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1344 La France Street NE, Atlanta, Georgia 30307.

Name of Beneficial Owner(1)	Number of Units Beneficially Owned	Percent of All Units
Larry Dorfman (Manager of Sponsor)	6,096.26	7.42%
Daniel Dorfman (Manager of Sponsor)	3,483.46	4.24%
Scott Jacobsen (COO of Sponsor)	964.78	1.17%
Mel Myrie (CFO of Sponsor)	537.56	0.65%

Total:	11,082.05	13.49%

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

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Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 5, Related Party Arrangements in our consolidated financial statements.

Item 6. Other Information

The Company evaluated subsequent events through May 1, 2023, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein and below.

On January 1, 2023, the Company acquired 17 properties for an aggregate purchase price of $4,026,915. As part of this transaction, the Company reduced its note receivable by $1,751,750 and obtained a mortgage loan for $2,348,250.

On January 5, 2023, the Company acquired a mortgage loan secured by five properties for $1,222,200.

On March 8, 2023, the Company extended an existing mortgage loan of $780,101 until March 8, 2024 and extinguished part of the mortgage loan by paying down the principal of $132,000 (see Note 4).

On March 31, 2023, the Company declared a distribution of $1.50 per Unit for a total distribution of $147,271.

On April 14, 2023, the Company acquired a mortgage loan secured by six properties for $1,483,950.

Between December 31, 2022 and May 1, 2023, the Company sold approximately 21,212 Units for a total of approximately $2,482,000. The Company redeemed approximately 690 Units for a total of approximately $82,000. As of May 1, 2023, the aggregate Units outstanding totaled approximately 102,691, for total net offering proceeds of approximately $10,946,000.

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Item 7. Financial Statements

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

(A LIMITED LIABILITY CORPORATION)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

F-1

INDEPENDENT AUDITOR’S REPORT

To the Members of
Roots Real Estate Investment Community I, LLC and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Roots Real Estate Investment Community I, LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

F-2

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Moore, Colson & Company, P.C.

Atlanta, Georgia

May 1, 2023

F-3

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets:
Real estate:
Land	$2,733,792	$1,425,663
Building and improvements	6,084,256	974,843
Total real estate	8,818,048	2,400,506
Less: Accumulated depreciation and amortization	(111,767)	(4,822)
Real estate, net	8,706,281	2,395,684

Cash and cash equivalents	446,324	669,862
Restricted cash	20,896	30,000
Due from related party, net	33,674	17,079
Note receivable - related party	2,105,091	1,534,091
Prepaid expenses and other assets	49,499	16,132
Total assets	$11,361,765	$4,662,848

Liabilities:
Mortgage loans payable, net of unamortized deferred financing costs of $116,414 and $40,348, respectively	$3,597,016	$1,604,330
Accounts payable	6,241	-
Distribution payable	120,211	58,879
Deposits	69,190	16,318
Deferred income	11,553	3,450
Other liabilities	4,330	-
Total liabilities	3,808,541	1,682,977

Commitments and contingencies (see note 6)

Members’ equity:
Members’ equity (82,169 and 39,753 member units issued and outstanding as of December 31, 2022 and 2021, respectively)	8,546,232	3,926,253
Members’ commitments	-	(631,000)
Distributions in excess of cumulative net income	(993,008)	(315,382)
Total members’ equity	7,553,224	2,979,871
Total liabilities and members’ equity	$11,361,765	$4,662,848

See notes to consolidated financial statements.

F-4

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2022	2021
Revenue:
Rental income	$643,807	$38,650
Total revenue	643,807	38,650

Expenses:
Operating and maintenance	142,339	2,555
Property management fees - related party	62,607	1,131
Property management fees	-	2,797
Real estate taxes and insurance	95,312	2,828
General and administrative	33,760	5,553
Total operating expenses	334,018	14,864
Net operating income	309,789	23,786

Nonoperating income (expenses):
Interest income	196,865	22,851
Depreciation expense	(106,945)	(4,822)
Interest expense	(156,050)	(3,728)
Total nonoperating income (expenses), net	(66,130)	14,301

Net income	$243,659	$38,087

See notes to consolidated financial statements.

F-5

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

For the Years Ended December 31, 2022 and 2021

	Member Units	Members’ Equity	Members’ Commitments	Distributions in Excess of Cumulative Net Income	Total Members’ Equity
Balance at January 1, 2021	-	$-	$-	$-	$-
Proceeds from issuance of member units	32,943	3,294,253	-	-	3,294,253
Issuance of members units - noncash	500	1,000	-	-	1,000
Members’ commitments	6,310	631,000	(631,000)	-	-
Capital reductions	-	-	-	(267,378)	(267,378)
Distributions	-	-	-	(86,091)	(86,091)
Net income	-	-	-	38,087	38,087
Balance at December 31, 2021	39,753	3,926,253	(631,000)	(315,382)	2,979,871
Proceeds from issuance of member units	44,761	4,889,401	631,000	-	5,520,401
Redemptions of member units	(2,345)	(269,422)	-	-	(269,422)
Capital reductions	-	-	-	(498,284)	(498,284)
Distributions	-	-	-	(423,001)	(423,001)
Net income	-	-	-	243,659	243,659
Balance at December 31, 2022	82,169	$8,546,232	$-	$(993,008)	$7,553,224

See notes to consolidated financial statements.

F-6

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$243,659	$38,087
Organization and offering costs settled with member units	-	1,000
Depreciation	106,945	4,822
Amortization of deferred financing costs	27,519	16
Changes in assets and liabilities:
Due from related parties, net	(16,595)	(17,079)
Prepaid expenses and other assets	(33,367)	(12,247)
Accounts payable	6,241	-
Deposits	52,872	16,318
Deferred income	8,103	3,450
Other liabilities	4,330	-
Net cash provided by operating activities	399,707	34,367
Cash flows from investing activities:
Acquisitions of real estate assets	(164,919)	-
Additions to real estate	(168,907)	-
Additions to note receivable - related party	(7,153,000)	(3,060,000)
Net cash used in investing activities	(7,486,826)	(3,060,000)
Cash flows from financing activities:
Proceeds from mortgage loans payable	2,363,430	1,350,000
Payments on mortgage loans payable	(294,678)	(851,182)
Payment of financing costs	(103,585)	(40,364)
Proceeds from issuance of member units	5,227,019	3,294,253
Redemption of member units	(269,422)	-
Distributions	(68,287)	(27,212)
Net cash provided by financing activities	6,854,477	3,725,495
Net increase (decrease) in cash, cash equivalents and restricted cash	(232,642)	699,862
Cash, cash equivalents and restricted cash, beginning of year	699,862	-
Cash, cash equivalents and restricted cash, end of year	$467,220	$699,862

Supplemental cash flow information:
Cash paid for interest	$(128,531)	$(3,712)
Supplemental disclosure of noncash operating, investing and financing activities:
Acquisitions of real estate assets	$(6,083,716)	$(2,400,506)
Assumption of prepaid expenses	$-	$(3,885)
Reductions of note receivable - related party	$6,582,000	$1,525,909
Assumption of mortgage loans payable	$-	$1,145,860
Increase in distributions payable	$61,332	$58,879
Issuance of member units for distributions reinvested	$293,382	$-
Capital reductions	$(498,284)	$(267,378)
Members’ commitments	$-	$631,000
Issuance of member units in exchange for services provided	$-	$1,000

See notes to consolidated financial statements

F-7

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	Formation and Organization

Roots Real Estate Investment Community I, LLC (the “Company”, “we”, “our”, “us”, or “RootsCom”) was formed on December 8, 2020, as a Georgia limited liability company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company’s purpose is to create a real estate investment portfolio, leveraging professional real estate expertise with technology, scale, and local market insights to generate attractive returns for its Members and unique opportunities and value to the communities that it serves. The Company began substantive operations in May 2021.

Substantially all the Company’s business is managed by Roots REIT Management, LLC (the “Manager”), a Georgia limited liability company. The Manager intends to use its resources to find and acquire residential real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that has value-add potential; however, the Manager is not limited to searching only in the Atlanta MSA.

On May 27, 2022, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $75,000,000 of the Company’s units of membership interests (“Units”), for an initial price of $110.00 per unit.

A maximum of $75,000,000 of the Company’s Units may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of Units. The Manager is a wholly-owned subsidiary of our sponsor, Seed InvestCo, LLC (the “Sponsor”). The Sponsor received 500 Units for $1,000 in exchange for organization and formation costs incurred on behalf of the Company. Prior to the offering statement being qualified by the SEC, the Company sold approximately 44,791, 18,489, and 455 Units at a price of $100.00, $108.00, and $110.00 per unit, respectively, for a total of approximately $6,526,000. The Offering was qualified on June 21, 2022. Between June 22, 2022 and December 31, 2022, the Company sold approximately 200, 2,561, 9,163, and 8,355 Units at a price of $100.00, $110.00, $112.00, and $115.00 per unit, respectively, for a total of approximately $2,289,000. In aggregate, the Sponsor purchased approximately 1,008, 631, 29, and 29 Units at a price of $100.00, $108.00, $110.00, and $112.00 per unit, respectively, for a total of $176,386.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

The consolidated financial statements of the Company include the accounts of the Company, Joe Jerkins LLC, and Dobis Delaware, LLC, its wholly-owned subsidiaries. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.

F-8

Real Estate Acquisitions

The Company acquires real estate assets from its Manager or Sponsor, both of which are related parties of the Company. As a result of the related party nature of the transactions, the Company is required to record the real estate assets acquired at the related party’s historical cost, or carryover basis. The difference between the purchase price to acquire the real estate assets and the carryover basis in the real estate assets results in a reduction of the Manager’s or Sponsor’s capital in the Company (see Note 3). The Company recognizes an asset acquired from the Manager or Sponsor and begins recording activity related to the asset as of the execution of the Asset Transfer Agreement, which at times is executed prior to the deed transfer.

Depreciation

Depreciation of buildings and building improvements is computed on the straight-line method over an estimated useful life of 27.5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $106,945 and $4,822 for the years ended December 31, 2022 and 2021, respectively, and is included in depreciation in the accompanying consolidated financial statements.

Impairment of Real Estate

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the years ended December 31, 2022 and 2021, the Company did not record any impairment charges related to its real estate assets.

Revenue Recognition and Expenses

The majority of the Company’s revenue is earned through the lease of rental space at its underlying residential properties. These revenues are accounted for as leases under ASC Topic 842, Leases (“ASC 842”) which amended the guidance in the former ASC Topic 840 (“ASC 840”). The Company adopted ASC 842 effective January 1, 2022.

Interest income is recognized on the accrual basis and recorded in the period in which it is earned.

Expenses are recognized when incurred.

Cash, Cash Equivalents and Restricted Cash

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$446,324	$669,862
Restricted cash	20,896	30,000
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$467,220	$699,862

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.

Restricted cash consists of amounts held in escrow accounts.

Resident Receivables

Resident receivables are comprised of rents and other fees due from residents. The Company performs on-going credit evaluations of its residents and maintains an allowance for doubtful accounts when considered necessary. Bad debts are provided using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding resident receivables on an ongoing basis. The allowance for doubtful accounts was $0 as of December 31, 2022 and 2021.

F-9

Deferred Financing Costs and Amortization

Deferred financing costs represent costs incurred to obtain financing. They are recorded at cost and amortized using a method which approximates the effective interest method, over the life of the related loan. Deferred financing costs are presented as a direct deduction from the carrying amount of the mortgage loans payable in the accompanying consolidated financial statements. For the year ended December 31, 2022, the Company incurred deferred financing costs of $103,585. In addition, for the year ended December 31, 2022, amortization of deferred financing costs totaled $27,519, which is included in interest expense in the accompanying consolidated financial statements. For the year ended December 31, 2021, the Company incurred deferred financing costs of $40,364. In addition, for the year ended December 31, 2021, amortization of deferred financing costs totaled $16, which is included in interest expense in the accompanying consolidated financial statements.

Unit Redemptions

The Company intends to offer partial liquidity for its Members on a quarterly basis in the form of a partial redemption by the Company of a Member’s Units. Each quarter, no more than 10% of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed in any one quarter. In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established value per Unit for the quarter then-ending. The redemption price per Unit will be decreased by 6% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. The Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s offer for redemption at any time, without notice, for any reason or no reason.

For the year ended December 31, 2022, the Company redeemed a total of approximately 67 and 2,278 Units at a price of $112.00 and $115.00, respectively for a total of approximately $269,000. For the year ended December 31, 2021, the Company did not redeem any Units.

Because the net asset value (“NAV”) per unit is intended to be calculated at the end of each quarter, once the first revaluation of the NAV takes place, the redemption price for Units held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a Member will receive may be different from the redemption price on the day the redemption request is made.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed Members, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate, will be filed, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.

Distributions

The Company expects to declare distributions on a quarterly basis, or less frequently as determined by the Manager. Any distributions will be made at the discretion of the Manager, and will be based on, among other factors, the Company’s present and reasonable projected future cash flow. To date, the Manager declared quarterly distributions of $1.50 per Unit for Members of record as of September 30, 2021, December 31, 2021, March 31, 2022, June 30, 2022, September 30, 2022, and December 31, 2022.

F-10

For the year ended December 31, 2022, distributions in the amount of $423,001 have been declared, of which $293,382 have been reinvested, $68,287 were paid, and the remainder was accrued and included in distributions payable in the accompanying consolidated financial statements. For the year ended December 31, 2021, distributions in the amount of $86,091 were declared, of which $27,212 were paid, and the remainder was accrued and included in distributions payable in the accompanying consolidated financial statements.

Income Taxes

The Company has made an election to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operates as such, commencing with its taxable year ended December 31, 2022. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its Members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its Members, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Risks and Uncertainties

In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company’s real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by the Company. Inflation risk is the risk that rising prices could increase the Company’s operating expenses and impact residents.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), together with subsequent amendments, updates, and extensions of the effective date (collectively “ASC 842”), which requires lessees to recognize right-of-use (“ROU”) assets and lease liabilities on their balance sheets for leases that have a term in excess of one year. ASC 842 also includes targeted changes to lessor accounting and reporting. The Company is the lessor in several leasing arrangements.

The Company adopted ASC 842 as of January 1, 2022, using the modified retrospective transition method, which permitted application of the new standard on the adoption date as opposed to the earliest comparative period presented in its consolidated financial statements.

The Company has elected the package of three practical expedients permitted within the standard pursuant to which it did not reassess initial direct costs, lease classification or whether existing contracts contain or are leases.

In addition, ASC 842 establishes a new methodology for assessing the collectability of resident receivables, whereby it must be concluded that it is probable that substantially all of the resident receivables will be collected, if not the Company must fully reserve the resident receivables balance. The adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (ASU 2016-13), establishing Accounting Standards Codification Topic 326 (ASC 326). ASC 326 requires entities to estimate a lifetime expected credit loss for most financial assets, including (i) trade and other receivables, (ii) other long-term financings including available for sale and held-to-maturity debt securities and (iii) loans. Subsequently, the FASB issued Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amends the scope of ASU 2016-13 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with the leases standard (ASC 842). ASC 326 will be effective January 1, 2023. Management is currently evaluating the impact of adopting this new accounting standards update on the Company’s consolidated financial statements.

F-11

3.	Real Estate

During the year ended December 31, 2022, the Company acquired 20 properties located in the Atlanta MSA for an aggregate purchase price of $6,746,919. During the year ended December 31, 2021, the Company acquired 3 properties located in the Atlanta MSA for an aggregate purchase price of $2,667,884. The table below shows asset acquisition detail:

	December 31, 2022	December 31, 2021
Land	$1,308,129	$1,425,663
Building and improvements	4,940,506	974,843
Capital reductions (1)	498,284	267,378
	$6,746,919	$2,667,884

(1)	Represents purchase price in excess of related party seller’s basis (see Note 2).

As of December 31, 2022 and 2021, the Company’s properties were approximately 90% and 89% leased, respectively.

4.	Mortgage Loans Payable

In April 2022, the Company obtained a mortgage loan, secured by real estate assets, for $1,451,329. As of December 31, 2022, the outstanding principal balance was $1,451,329. The loan matures May 9, 2027, and bears interest at 6.40%. Interest only payments are due on a monthly basis through the maturity date.

In September 2022, the Company obtained a mortgage loan, secured by real estate assets, totaling $912,101. As of December 31, 2022, the outstanding principal balance was $912,101. The loan matured March 8, 2023, and bears interest at 8.00% (see Note 7). Payment of principal and interest is due at the loan maturity date.

During October 2021, the Company obtained a mortgage loan, secured by real estate assets, totaling $294,678. The Company paid off the outstanding balance of $294,678 during April 2022.

During December 2021, the Company obtained a mortgage loan, secured by real estate assets, totaling $1,350,000. As of December 31, 2022 and 2021, the outstanding principal balance was $1,350,000. The loan matures December 29, 2041 and bears interest at a rate of 3.51% for the first 84 months and thereafter at a variable rate based on SOFR plus 3.25% through the maturity date. Interest only payments are due on a monthly basis through the maturity date.

For the years ended December 31, 2022 and 2021, the Company incurred interest expense related to its mortgage loans payable of $128,531 and $3,712, respectively, which is included in interest expense in the accompanying consolidated financial statements.

As of December 31, 2022 and 2021, the amounts outstanding under the mortgage loans payable and unamortized deferred financing costs were as follows:

	December 31, 2022	December 31, 2021
Mortgage loans payable	$3,713,430	$1,644,678
Less: unamortized deferred financing costs	(116,414)	(40,348)
Mortgage loans payable, net	$3,597,016	$1,604,330

F-12

As of December 31, 2022, future scheduled principal payments on mortgage loans payable are as follows:

Year Ending December 31:	Principal Due
2023	$912,101
2024	-
2025	-
2026	-
2027	1,451,329
Thereafter	1,350,000
Total	$3,713,430

5.	Related Party Arrangements

Roots REIT Management, LLC and Seed InvestCo, LLC

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis. The Manager and Sponsor are responsible for identifying and making acquisitions and investments on behalf of the Company. As of December 31, 2022 and 2021, the Company had advanced $2,105,091 and $1,534,091, respectively, to the Sponsor for certain acquisitions identified. Advances bear interest at 6%, which is calculated on each individual advance as of the date of such advance. For the years ended December 31, 2022 and 2021, the Company earned interest income related to advances to the Sponsor totaling $196,865 and $22,851, respectively, of which $60,675 and $12,555, respectively, was accrued and included in due from related party, net in the accompanying consolidated financial statements.

The Manager is entitled to a 10% property management fee, which is calculated as 10% of all rents collected for each month. The fee is paid monthly. For the years ended December 31, 2022 and 2021, the Company incurred property management fees totaling $62,607 and $1,131, respectively to the Manager of which $5,639 and $0, respectively was accrued and included in due from relates party, net in the accompanying consolidated financial statements.

The Manager is entitled to a repairs and maintenance fee. The fee is based on an agreed upon monthly amount per property assigned at the date the property is transferred to the Company. The fee covers the costs of normal maintenance and unexpected repairs. Any costs for covered maintenance and repairs in excess of the fee are paid for by the Manager. For the years ended December 31, 2022 and 2021, the Company incurred and paid repairs and maintenance fees totaling $65,622 and $0, respectively, which are included in operating and maintenance expense in the accompany consolidated financial statements.

The Manager is entitled to a one-time acquisition fee for each property acquired by the Company. The fee is equal to 3% of the initial purchase price paid by the Manager. For the years ended December 31, 2022 and 2021, the Manager elected to waive all acquisition fees.

The Manager is entitled to a one-time disposition fee for each property. The fee is equal to 3% of the final disposition value. For the years ended December 31, 2022 and 2021, the Company did not dispose of any properties.

The Manager may retain one or more of its affiliates to perform services for the Company’s real estate assets, including property management, leasing, and construction management services.

As of December 31, 2022, $28,292 and $36,866 remained due from the Manager to the Company related to security deposits and other amounts. In addition, as of December 31, 2022 and 2021, $49,654 and $32,342, respectively, remained due to the Manager from the Company related to property acquisitions and other reimbursable expenditures. These amounts are included in due from related party, net in the accompanying consolidated financial statements.

F-13

6.	Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

7.	Subsequent Events

The Company evaluated subsequent events through May 1, 2023, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein and below.

On January 1, 2023, the Company acquired 17 properties for an aggregate purchase price of $4,026,915. As part of this transaction, the Company reduced its note receivable by $1,751,750 and obtained a mortgage loan for $2,348,250.

On January 5, 2023, the Company acquired a mortgage loan secured by five properties for $1,222,200.

On March 8, 2023, the Company extended an existing mortgage loan of $780,101 until March 8, 2024 and extinguished part of the mortgage loan by paying down the principal of $132,000 (see Note 4).

On March 31, 2023, the Company declared a distribution of $1.50 per Unit for a total distribution of $147,271.

On April 14, 2023, the Company acquired a mortgage loan secured by six properties for $1,483,950.

Between December 31, 2022 and May 1, 2023, the Company sold approximately 21,212 Units for a total of approximately $2,482,000. The Company redeemed approximately 690 Units for a total of approximately $82,000. As of May 1, 2023, aggregate Units outstanding totaled approximately 102,691, for total net offering proceeds of approximately $10,946,000.

F-14

PART III – Item 4. Exhibits

Index to Exhibits

Exhibit No	Description

2.1*	Certificate of Organization
2.2*	Certificate of Amendment
2.3*	Amended and Restated Operating Agreement
4*	Form of Subscription Agreement
11.2**	Consent of Independent Auditor
15*	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated herein by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T)

*Previously filed.

** Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Signature	Title	Date

/s/ Daniel Dorfman	Principal Executive Officer of Manager
Daniel Dorfman	(Principal Executive Officer)	May 1, 2023

/s/ Larry Dorfman	Principal Financial Officer of Manager
Larry Dorfman	(Principal Financial Officer)	May 1, 2023

/s/ Mel Myrie	Principal Accounting Officer of Manager
Mel Myrie	(Principal Accounting Officer)	May 1, 2023

Safe Harbor Statement

This Annual Report on Form 1-K contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 6, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 6, 2023, as amended (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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